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U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey Lewis and Shannon Menjivar

Re:	Claros Mortgage Trust, Inc.

Form 10-K for the fiscal year ended December 31, 2024

Form 10-Q for the quarterly period ended June 30, 2025

File No. 001-40993

Dear Mr. Lewis and Ms. Menjivar:

On behalf of our client, Claros Mortgage Trust, Inc., a Maryland corporation (the “Company”), set forth below is the Company’s response to the comment letter, dated August 15, 2025, from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), relating to the Company’s prior response to your previous comment letter dated August 4, 2025.

For convenience of reference, the text of the Staff’s comment has been reproduced below in bold and italics, followed by the Company’s response thereto.

Form 10-Q for the quarterly period ended June 30, 2025

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 52

1.

We note your response to comment 1 and that operating expenses for the Company’s real estate owned portfolio are regularly provided to the Chief Operating Decision Maker and represent a significant segment expense determined in accordance with ASC 280-10-50-26A. As such, please revise your disclosure in future filings to include a detailed description of the components of operating expenses within your consolidated results of operations for the periods presented.

August 27, 2025

Response:

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that it will revise its subsequent periodic reports to include a detailed description of the components of operating expenses within its consolidated results of operations for the periods presented, beginning with the Company’s next Form 10-Q filing for the period ending September 30, 2025.

For the Staff’s reference, below is updated disclosure marked to show changes against the disclosure included on pages 52 and 53 of the Company’s Form 10-Q for the period ended June 30, 2025 as an example, for illustrative purposes only, of how the Company intends to expand its disclosure in future filings (bold underscored language indicates new disclosure). Similar expanded disclosure will be included in both the quarter-over-quarter and nine months year-over-year Results of Operations discussions in the Company’s Form 10-Q for the period ending September 30, 2025.

Sample Disclosure:

Expenses

Expenses are primarily comprised of base management fees payable to our Manager, general and administrative expenses, stock-based compensation expense, operating expenses from real estate owned, interest expense from debt related to real estate owned hotel portfolio, and depreciation and amortization on real estate owned and related in-place and other lease intangible values. Operating expenses from real estate owned primarily include real estate taxes, utilities, repairs and maintenance, labor, insurance, marketing, and general and administrative expenses specific to our real estate owned properties. Expenses decreased by $0.1 million during the six months ended June 30, 2025, as compared to the six months ended June 30, 2024, primarily due to:

(i)

a decrease in depreciation and amortization from real estate owned of $3.9 million primarily due to depreciation expense not being recognized on the hotel portfolio during the six months ended June 30, 2025, as it is classified as held-for-sale;

(ii)	a decrease in management fees of $1.6 million as a result of lower stockholders’ equity over the comparative period;

(iii)

partially offset by an increase in operating expenses on real estate owned of $1.9 million during the comparative period, due to higher variable operating expenses such as labor costs and franchise fees in connection with higher occupancy levels at the hotel portfolio, and operating expenses such as real estate taxes, utilities, and repairs and maintenance expenses now incurred from the multifamily properties we foreclosed on during the six months ended June 30, 2025;

(iv)

further offset by an increase in interest expense on real estate owned of $1.5 million during the comparative period, due to additional interest being incurred on the debt related to the hotel portfolio pursuant to forbearance agreements prior to its refinancing on June 9, 2025, and interest expense recognized on debt related to the multifamily properties we foreclosed on during the six months ended June 30, 2025;

August 27, 2025

(v)

further offset by an increase in stock-based compensation of $1.5 million during the comparative period, due to forfeitures during the six months ended June 30, 2024 and an increase in stock based compensation expense recognized during the six months ended June 30, 2025.

*   *   *   *

If you have any questions or comments with regard to this response or other matters, please call me at (213) 891-8185. For any future written correspondence sent by email, please use the following address: brent.epstein@lw.com.

Sincerely,

/s/ Brent T. Epstein
Brent T. Epstein of LATHAM & WATKINS LLP

Cc:	J. Michael McGillis, Claros Mortgage Trust, Inc.

J.D. Siegel, Claros Mortgage Trust, Inc.

Devon MacLaughlin, Latham & Watkins LLP

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